Exhibit 99.1

Aurora Cannabis Announces Results of 2024 Annual General and Special Meeting

NASDAQ | TSX: ACB

EDMONTON, AB, Aug. 12, 2024 /CNW/ -  Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held Friday August 9, 2024 by virtual webcast. The total number of shares represented by shareholders present in person (virtually) and by proxy at the Meeting was 14,855,306, representing 27.23% of Aurora's issued and outstanding common shares as of the record date.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's Management Information Circular dated June 26, 2024, were approved by the requisite majority of votes cast at the Meeting. The details of the voting results for the election of directors are set out below:

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Ron Funk	3,616,439	79.26%	946,218	20.74%
Miguel Martin	4,256,348	93.29%	306,310	6.71%
Chitwant Kohli	4,214,368	92.37%	348,289	7.63%
Theresa Firestone	3,658,118	80.18%	904,540	19.82%
Norma Beauchamp	4,082,278	89.47%	480,380	10.53%
Michael Singer	3,864,639	84.70%	698,020	15.30%
Rajesh Uttamchandani	3,906,540	85.62%	656,118	14.38%

Shareholders also approved the following matters:

  the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year;
  amendments to the Company's RSU Plan, PSU Plan, DSU Plan and Share Option Plan;
  the renewal of the Company's Shareholder Rights Plan; and
  a non-binding advisory resolution on the Company's approach to executive compensation.

The Company has filed a report of voting results on all resolutions voted on at the Meeting under its profile on www.sedar.com.

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: Contacts: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 12-AUG-24